Exhibit 5.2

DEPARTMENT OF THE TREASURY INTERNAL REVENUE SERVICE WASHINGTON, D.C. 20224

TAX EXEMPT AND GOVERNMENT ENTITIES DIVISION

Plan Description: Volume Submitter Profit Sharing Plan With CODA

FFN: 31518740017-001 Case: 201200381 EIN: 04-2033129

Letter Serial No: J593715a

Date of Submission: 04/02/2012

FIDELITY MANAGEMENT & RESEARCH CO 82 DEVONSHIRE STREET BOSTON, MA 02109	Contact Person: Janell Hayes Telephone Number: 513-263-3602 In Reference To: TEGE:EP:7521 Date: 03/31/2014

Dear Applicant:

In our opinion, the form of the plan identified above is acceptable under section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. This opinion relates only to the acceptability of the form of the plan under the Internal Revenue Code. It is not an opinion of the effect of other Federal or local statutes.

You must furnish a copy of this letter, a copy of the approved plan, and copies of any subsequent amendments to adopting employers if the practitioner is authorized to amend the plan on their behalf, to each employer who adopts this plan. Effective on or after 10/31/2011, interim amendments adopted by the practitioner on behalf of employers must provide the date of adoption by the practitioner.

This letter considers the changes in qualification requirements contained in the 2010 Cumulative List of Notice 2010-90, 2010-52 I.R.B. 909.

Our opinion on the acceptability of the form of the plan is not a ruling or determination as to whether an employer’s plan qualifies under Code section 401(a). However, an employer that adopts this plan may rely on this letter with respect to the qualification of its plan under Code section 401(a), as provided for in Rev. Proc. 2011-49, 2011-44 I.R.B. 608, and outlined below. The terms of the plan must be followed in operation.

Except as provided below, our opinion does not apply with respect to the requirements of Code sections 401(a)(4), 401(l), 410(b), and 414(s). Our opinion does not apply for purposes of Code section 401(a)(10)(B) and section 401(a)(16) if an employer ever maintained another qualified plan for one or more employees who are covered by this plan. For this purpose, the employer will not be considered to have maintained another plan merely because the employer has maintained another defined contribution plan(s), provided such other plan(s) has been terminated prior to the effective date of this plan and no annual additions have been credited to the account of any participant under such other plan(s) as of any date within the limitation year of this plan. Also, for this purpose, an employer is considered as maintaining another plan, to the extent that the employer maintains a welfare benefit fund defined in Code section 419(e), which provides postretirement medical benefits allocated to separate accounts for key employees as defined in Code section 419A(d)(3), or an individual medical account as defined in Code section 415(l)(2), which is part of a pension or annuity plan maintained by the employer, or a simplified employee pension plan.

Our opinion does not apply for purposes of the requirement of section 1.401(a)-1(b)(2) of the regulations applicable to a money purchase plan or target benefit plan where the normal retirement age under the employer’s plan is lower than age 62.

Letter 4335

FIDELITY MANAGEMENT & RESEARCH CO

FFN: 31518740017-001

Page: 2

This is not a ruling or determination with respect to any language in the plan that reflects Section 3 of the Defense of Marriage Act, Pub. L. 104-199, 110 Stat. 2419 (DOMA) or U.S. v. Windsor, 133 S. Ct. 2675 (2013), which invalidated that section.

This letter is not a ruling with respect to the tax treatment to be accorded contributions which are picked up by the governmental employing unit within the meaning of section 414(h)(2) of the Internal Revenue Code.

Our opinion applies with respect to the requirements of Code section 410(b) if 100 percent of all nonexcludable employees benefit under the plan. Employers that elect a safe harbor allocation formula and a safe harbor compensation definition can also rely on an advisory letter with respect to the nondiscriminatory amounts requirement under section 401(a)(4). If this plan includes a CODA or otherwise provides for contributions subject to sections 401(k) and/or 401(m), the advisory letter can be relied on with respect to the form of the nondiscrimination tests of 401(k)(3) and 401(m)(2) if the employer uses a safe harbor compensation definition. In the case of plans described in section 401(k)(12) or (13) and/or 401(m)(11) or (12), employers may also rely on the advisory letter with respect to whether the form of the plan satisfies the requirements of those sections unless the plan provides for the safe harbor contribution to be made under another plan.

The employer may request a determination (1) as to whether the plan, considered with all related qualified plans and, if appropriate, welfare benefit funds, individual medical benefit accounts, and simplified employee pension plans, satisfies the requirements of Code section 401(a)(16) as to limitations on benefits and contributions in Code section 415 and the requirements of Code section 401(a)(10)(B) as to the top-heavy plan requirements in Code section 416; (2) with respect to whether a money purchase or target benefit plan’s normal retirement age which is earlier than age 62 satisfies the requirements of section 401(a)-1(b)(2) of the Income Tax Regulations; (3) that the plan is a multiple employer plan; (4) whether there has been a partial termination; and (5) to comply with published procedures of the Service (e.g. minimum funding waiver request). The employer may request a determination letter by filing an application with Employee Plans Determinations on Form 5307, with regard to item (1) above, and Form 5300, for items (2), (3), (4) and (5), without restating for the Cumulative List in effect when the application is filed.

If you, the volume submitter practitioner, have any questions concerning the IRS processing of this case, please call the above telephone number. This number is only for use of the practitioner. Individual participants and/or adopting employers with questions concerning the plan should contact the volume submitter practitioner. The plan’s adoption agreement, if applicable, must include the practitioner’s address and telephone number for inquiries by adopting employers.

If you write to the IRS regarding this plan, please provide your telephone number and the most convenient time for us to call in case we need more information. Whether you call or write, please refer to the Letter Serial Number and File Folder Number shown in the heading of this letter.

You should keep this letter as a permanent record. Please notify us if you modify or discontinue sponsorship of this plan.

Sincerely Yours,

Andrew E. Zuckerman
Director, Employee Plans Rulings and Agreements

Letter 4335